UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DCP MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

23311P 10 0

(CUSIP Number)

Brent L. Backes

370 17th Street, Suite 2500

Denver, Colorado 80202

Tel: (303) 595-3331

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: ☐

Page 1 of 10 Pages

(Continued on following pages)

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CUSIP No. 23311P 10 0

1.	NAMES OF REPORTING PERSONS DCP Midstream, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Common Units
8. SHARED VOTING POWER 8,246,451 Common Units
9. SOLE DISPOSITIVE POWER 0 Common Units
10. SHARED DISPOSITIVE POWER 8,246,451 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,246,451 Common Units
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% of Common Units
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

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CUSIP No. 23311P 10 0

1.	NAMES OF REPORTING PERSONS DCP LP Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Common Units
8. SHARED VOTING POWER 8,246,451 Common Units
9. SOLE DISPOSITIVE POWER 0 Common Units
10. SHARED DISPOSITIVE POWER 8,246,451 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,246,451 Common Units
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% of Common Units
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

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Item 1. Security and Issuer

This schedule relates to the common units representing limited partner interests (the “Common Units”) of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 370 17th Street, Suite 2775, Denver, Colorado 80202.

Item 2. Identity and Background

(a) Name of Persons Filing this Statement:

(1)	DCP Midstream, LLC, (“Midstream”), a limited liability company formed under the laws of the State of Delaware, serves as the managing member of Holdings (as defined below). Midstream owns 100% of DCP Midstream GP, LLC, the general partner to the general partner of the Partnership.

(2)	DCP LP Holdings, LLC, a limited liability company formed under the laws of the State of Delaware (“Holdings” and, together with Midstream, the “Reporting Persons”).

(b) Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of each of the Reporting Persons is 370 17th Street, Suite 2500, Denver, Colorado 80202.

(c) Present Principal Occupation or Principal Business:

(1)	The principal business of Midstream is natural gas gathering, processing and transportation.

(2)	The principal business of Holdings is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Limited Liability Company Act.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Midstream (the “Listed Persons”) follows:

Board of Directors and Executive Officers of Midstream

Name	Principal Business/Principal Office Address	Position	Principal Occupation / Employment	Amount Beneficially Owned

Thomas C O’Connor	*	Director, Chairman of the Board and Chief Executive Officer	**	8,000	***

Brent L. Backes	*	Group Vice President, General Counsel and Corporate Secretary	**	9,500	***

Mark A. Borer	*	Group Vice President	President and CEO DCP Midstream Partners, LP	38,001	***

Richard A. Cargile	*	Group Vice President, Environmental Health and Safety, Operations and Technical Services	**	32,605	***

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Name	Principal Business/Principal Office Address	Position	Principal Occupation / Employment	Amount Beneficially Owned
Christopher A. Lewis	*	Group Vice President and Chief Administrative Officer	**	7,000	***

Rose M. Robeson	*	Group Vice President and Chief Financial Officer	**	10,001	***

William S. Waldheim	*	Group Vice President, Commercial	**	10,600	***

Donald A. Baldridge	*	Vice President, Business Development	Vice President, Business Development DCP Midstream Partners, LP	6,101	***

D. Robert Sadler	*	Vice President, Strategic Planning	**	0

Gregory L. Ebel	*	Director	President and CEO Spectra Energy Corp.	0

John Patrick Reddy	*	Director	Chief Financial Officer Spectra Energy Corp.	0

Gregory J. Goff	*	Director	Senior Vice President, Commercial ConocoPhillips	0

John E. Lowe	*	Director	Assistant to the CEO ConocoPhillips	40,001	***

*	The principal business address and principal office address of the executive officers and directors listed above is 370 17th Street, Suite 2500, Denver, Colorado 80202.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Midstream.
***	Less than 1%.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

Midstream serves as the managing member of Holdings and owns 100% of the managing member of the general partner of DCP Midstream GP, LP (“DCP GP”), and, as such, may be deemed to beneficially own the Common Units held by such entities.

On July 2, 2007, the Partnership issued 620,404 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with Midstream’s contribution of certain equity interests to affiliates of the Partnership.

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On July 2, 2007, due to changes in certain New York Stock Exchange regulations, 200,312 Class C Units, issued in November 2006 as partial consideration for the contribution of certain equity interests to the Partnership, converted into 200,312 Common Units.

On August 29, 2007, the Partnership issued 275,735 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with the acquisition of certain equity interests from an affiliate of Midstream.

Due to the satisfaction of certain subordination tests described in the Registration Statement on Form S-1 (File No. 333-128378) incorporated herein by reference (the “Registration Statement”), and in the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated as of November 1, 2006 (incorporated by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006), which is incorporated herein by reference (the “Partnership Agreement”), on February 18, 2008, 50% of the subordinated units representing limited partner interests of the Partnership (“Subordinated Units”) then held by Holdings (or 3,571,428 Subordinated Units) converted into 3,571,428 Common Units.

Due to the satisfaction of certain subordination tests described in the Registration Statement and in the Partnership Agreement, as amended by Amendment No. 1 thereto, on February 17, 2009, the remaining 50% of the Subordinated Units then held by Holdings (or 3,571,429 Subordinated Units) converted into 3,571,429 Common Units.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Persons, and certain of their affiliates, are expected to acquire Class D Units representing limited partnership interests in the Partnership (the “Class D Units”) in April, 2009 pursuant to the East Texas Contribution Agreement described under Item 6 below.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D/A, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, including the Class D Units to be acquired pursuant to the East Texas Contribution Agreement, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) (1)	Holdings is the record and beneficial owner of an aggregate of 8,246,451 Common Units. These holdings represent 29.2% of the Common Units outstanding.

(2)	Midstream does not directly own any units. In its capacity as the managing member of Holdings, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 8,246,451 Common Units. These holdings represent 29.2% of the Common Units outstanding.

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(3)	Please see the information in Item 2 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) On February 17, 2009, the remaining 50% of the Subordinated Units held by Holdings converted into Common Units, on a one to one basis, due to the satisfaction of the conditions described in the Partnership Agreement.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D/A and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue

The Common Units and Subordinated Units acquired by the Reporting Persons on or after December 7, 2005 were acquired in private placements and are restricted securities. The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities. Certain transfer restrictions and voting rights of the Reporting Persons are set forth in the Partnership Agreement, which is incorporated herein by reference. On February 24, 2009, the Reporting Persons entered into a Contribution Agreement with the Partnership (the “East Texas Contribution Agreement”), pursuant to which the Partnership agreed to issue 3.5 million Class D Units representing limited partnership interests to the Reporting Persons, or their affiliates, in exchange for additional interests in DCP East Texas Holdings, LLC, as described in the Partnership’s Form 8-K filed on February 25, 2009, which is included as an exhibit hereto and incorporated herein by reference. The Class D Units are expected to be issued in April, 2009, and to convert into common units on a one-to-one basis on August 17, 2009.

Item	7. Material to Be Filed as Exhibits

Exhibit 4.1:	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP dated as of November 1, 2006, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 4.2:	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on April 14, 2008.

Exhibit 10.1	Registration Statement on Form S-1 for DCP Midstream Partners, LP (File No. 333-128378), dated November 23, 2005, incorporated herein by reference.

Exhibit 10.2	Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on October 13, 2006.

Exhibit 10.3	Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on May 25, 2007.

Exhibit 10.4	Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to the Partnership’s Form 10-K filed with the Commission on March 5, 2009.

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 25, 2009, incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008 (previously filed).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2009	DCP LP HOLDINGS, LLC

	By:	DCP Midstream, LLC, its managing member

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President, General Counsel and Corporate Secretary

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2009	DCP MIDSTREAM, LLC

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President, General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit 4.1:	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP dated as of November 1, 2006, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 4.2:	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on April 14, 2008.

Exhibit 10.1	Registration Statement on Form S-1 for DCP Midstream Partners, LP (File No. 333-128378), dated November 23, 2005, incorporated herein by reference.

Exhibit 10.2	Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on October 13, 2006.

Exhibit 10.3	Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on May 25, 2007.

Exhibit 10.4	Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream of GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to the Partnership’s Form 10-K filed with the Commission on March 5, 2009.

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 25, 2009, incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008 (previously filed).